September 14, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Endesa Américas S.A.

Schedule TO-T and Schedule 13E-3

Filed September 2, 2016 by Enersis Américas, S.A., et al.

File No. 005-89569

Ladies and Gentlemen:

On behalf of Enersis Américas S.A. (“Enersis Américas” or the “Company”), transmitted herewith is Amendment No. 1 (“SC TO/13E-3 Amendment No. 1”) to the combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 that was filed on September 2, 2016 (the “SC TO/13E-3”) by Enersis Américas, Endesa Américas, Enel S.p.A., Enel Iberoamérica, S.R.L., and Enel Latinoamérica, S.A.

This letter also is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 13, 2016 in connection with SC TO/13E-3. Set forth below are the Staff’s comments (in bold face type) followed by Enersis Américas’ responses.

References to “we”, “us” and “our” in the responses set forth below are to Enersis Américas, unless the context otherwise requires. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in SC TO/13E-3 Amendment No. 1.

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Securities and Exchange Commission	-2-	September 14, 2016

Schedule TO-T

General

1.	The cover page of the Schedule TO identifies Endesa Americas S.A., the subject company, as an offeror. Please revise to remove the subject company from the list of bidders on the Schedule. Note that only parties that are both bidders in the tender offer and filing persons on the Schedule 13E-3 may file a joint Schedule TO-T/13E-3.

Response:

In response to the Staff’s comment, Enersis Américas has revised the SC TO/13E-3 to remove Endesa Américas as a bidder. In addition, Enersis Américas supplementally advises the Staff that Endesa Américas believes it is not engaging in a Rule 13e-3 transaction in connection with the Offers.

Offer to Purchase

General

2.	Where you reference the dissenters’ withdrawal rights available in connection with the concurrent merger (including on the first page of the Offer to Purchase), note the limit on the percentage of shareholders who may exercise such dissenters’ withdrawal rights.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in “Questions and Answers — Do I have other alternatives to the U.S. Offer or the Chilean Offer for my Shares or ADSs?” in the Offer to Purchase to provide the requested disclosure and also added cross references to such section throughout the Offer to Purchase.

Securities and Exchange Commission	-3-	September 14, 2016

Summary Term Sheet

Questions and Answers

3.	Include a section noting the affiliated nature of the Offers and the role of affiliates in this transaction. Your expanded disclosure should specifically note the fact that the board of directors of Endesa Americas has determined that the Tender Offer Price is not fair economically to shareholders of that company.

Response:

In response to the Staff’s comment, Enersis Américas has expanded the disclosure in “Questions and Answers — Who is offer to purchase the Shares and ADSs?” and “Special Factors — Section 3. Purposes of and Reasons for the Offers” in the Offer to Purchase to provide the requested disclosure. In addition, Enersis Américas respectfully notes that the affiliated nature of the Offers and the role of affiliates are described in “Questions and Answers — Who is offer to purchase the Shares and ADSs?” and “— What is the background and purpose of the U.S. Offer?” while the fact that the Board of Directors of Endesa Américas has determined that the Tender Offer Price is uneconomic, and therefore, substantively not fair to the unaffiliated shareholders of Endesa Américas is disclosed in “— Are the Merger, the Offers and the statutory merger dissenters’ withdrawal rights fair to the unaffiliated shareholders of Endesa Américas?”

Is your financial condition relevant to my decision to tender in the U.S. Offer? page 4

4.	Please revise the disclosure in this section to be consistent with the requirements of Item 10 of Schedule TO. In this regard, we note that you refer to the financial information as “relevant,” rather than “material.”

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in “Questions and Answers — Is your financial condition relevant to my decision to tender in the U.S. Offer?” in the Offer to Purchase to be consistent with the requirements of Item 10 of Schedule TO.

What is the difference between the U.S. Offer and the Chilean Offer?, page 6

5.	Since you cannot preclude U.S. target shareholders from participating in the Chilean Offer if they hold their shares in direct share form, revise to note that the

Securities and Exchange Commission	-4-	September 14, 2016

protections of the U.S. federal securities laws may not apply to the Chilean Offer and to highlight the other potential consequences of electing to participate in the Chilean Offer, as currently discussed on page 49 of the Offer to Purchase.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in “Questions and Answers — What is the difference between the U.S. Offer and the Chilean Offer” in the Offer to Purchase to provide the requested disclosure.

Special Factors

Section 1. Background to the Transactions, page 14

6.	We note discrepancies between this section and the Background section of the Registration Statement on Form S-4 filed by Enersis Americas, S.A. on September 8, 2016. Please update this section, accordingly. For example, we note that the Chilean legal requirements regarding related-party transactions that allowed you to consider the transaction as being conducted at an arm’s length basis were not discussed.

Response:

In response to the Staff’s comment, Enersis Américas has revised, to the extent relevant to the Offers, the disclosure in “Special Factors — Section 1. Background of the Transactions” in the Offer to Purchase to be consistent with the Form F-4 disclosure. In addition, Enersis Américas supplementally advises the Staff that it has updated the disclosure in “Special Factors — Section 3. Purposes of and Reasons for the Offers” in the Offer to Purchase to clarify that the Offers are not regarded as related party transactions under Chilean law but are afforded certain protections under Chilean tender offer regulations.

Position of Endesa Americas as to the Fairness of the Offers; Recommendation, page 31

7.	We note that the Board of Directors of Endesa Americas considered the report of Tyndall as an independent valuator, regarding the fairness of the tender offers. Note that if any filing person has based its fairness determination on the analysis of another party with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, the filing party must specifically adopt the analysis of the other party in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 17719 (April 13, 1981). Please revise to clarify whether the Board of Directors of Endesa Americas adopted the analyses and opinions of

Securities and Exchange Commission	-5-	September 14, 2016

Tyndall. Note, however, that to the extent such persons did not adopt another party’s discussion and analysis or such discussion and analyses do not address each of the factors listed in Item 1014, such filing person must discuss, any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant or were considered but given little weight in the context of this transaction (and why). This comment also applies to the Colin Becker report referenced on page 33. In this regard, also provide the information required by Item 1015(b)(4) of Regulation M-A.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in “Special Factors — Section 2. Fairness of the Offers, the Merger and the Statutory Merger Dissenters’ Withdrawal Rights and Summary of the Independent Valuator Report — Position of Endesa Américas as to the Fairness of the Offers; Recommendation” in the Offer to Purchase to state that the Board of Directors of Endesa Américas considered, reviewed and adopted the report of Tyndall in connection with its determinations regarding the fairness of the Offers. Enersis Américas respectfully notes that the references to the Colin Becker report already disclose that Mr. Becker’s valuation analyses were considered, reviewed and adopted by the Endesa Américas Board of Directors as representing a reasonable valuation of Endesa Américas as it continues to operate its business in connection with its determinations regarding the fairness of the Offers.

Extensions of the U.S. Offer; Termination; Amendment, page 75

8.	Please delete the reference to Rule 13e-4 in this section, since this is a third party rather than an issuer tender offer.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in “The U.S. Offer — Section 14. Extension of the U.S. Offer; Termination; Amendment” in the Offer to Purchase to delete the references to Rule 13e-4.

Securities and Exchange Commission	-6-	September 14, 2016

Miscellaneous, page 76

9.	You state that the Offer will not be made to, nor will tenders be accepted from, holders residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 14d-10(a)(1). Refer to Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008) for guidance. To the extent that you are referencing the fact that the U.S. Offer is not open to subject security holders located in Chile, revise to clarify.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in “The U.S. Offer — Section 16. Miscellaneous” in the Offer to Purchase to clarify that the U.S. Offer is not being made to holders of Shares resident outside the United States and the limitation of the U.S. Offer within the United States is pursuant to the exception from Rule 14d-10(a)(1) provided by Rule 14d-10(b)(2).

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Securities and Exchange Commission	-7-	September 14, 2016

Should you have any questions or comments concerning SC TO/13E-3 Amendment No. 1, please contact J. Allen Miller at (212) 408-5454 or amiller@chadbourne.com or Sey-Hyo Lee at (212) 408-5122 or shlee@chadbourne.com.

Very truly yours,

/s/ Chadbourne & Parke LLP

Enclosure

cc:	Javier Galán

Paolo Pirri

[Letterhead of Enersis Américas S.A.]

September 14, 2016

Via EDGAR (Correspondence)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Endesa Américas S.A.

Schedule TO-T and Schedule 13E-3

Filed September 2, 2016 by Enersis Américas, S.A., et al.

File No. 005-89569

Ladies and Gentlemen:

Reference is made to the combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 that was filed on September 2, 2016 (the “SC TO/13E-3”) by Enersis Américas S.A. (“Enersis Américas”), Enel S.p.A., Enel Iberoamérica, S.R.L. and Enel Latinoamérica, S.A. (collectively, the “Filing Persons”), with the Securities and Exchange Commission (the “Commission”). Concurrently with the submission of this letter, Enersis Américas is responding to comments from the staff of the Commission (the “Staff”) on the SC TO/13E-3 made in a letter dated September 13, 2016 (the “Comment Letter”).

In connection with the responses to the comments on the SC TO/13E-3 set forth in the Comment Letter, the Filings Persons acknowledge that:

•	the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ENERSIS AMÉRICAS S.A.

By:	/s/ Luca D’Agnese
	Name:	Luca D’Agnese
	Title:	Chief Executive Officer

ENEL S.P.A.

By:	/s/ Alberto De Paoli
	Name:	Alberto De Paoli
	Title:	Chief Financial Officer

ENEL IBEROAMÉRICA, S.R.L.

By:	/s/ Paolo Bondi
	Name:	Paolo Bondi
	Title:	Chief Financial Officer

ENEL LATINOAMÉRICA, S.A.

By:	/s/ Paolo Bondi
	Name:	Paolo Bondi
	Title:	Director

cc:	Lisa M. Kohl, Esq.

Michael Kennedy, Esq.